

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Ruobai Sima
Chief Financial Officer
ATA Creativity Global
c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,
WenhuaKechuangYuan, Huayuan Blvd. 365,
Baohe, Hefei, Anhui 230051, China

      Re: ATA Creativity Global
          Registration Statement on Form F-3
          Filed April 25, 2024
          File No. 333-278921

Dear Ruobai Sima:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenna Hough at 202-551-3063 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Ning Zhang